

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Andrew Einhorn
Chief Financial Officer
Osmotica Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

> **Re: Osmotica Pharmaceuticals plc**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed on March 19, 2020**
> **File number 1-38709**

Dear Mr. Einhorn:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences